SEC MAIL PROCESSING RECEIVED FEB 1 3 2006 WASH, D.C. 209 SECTION

S 06002191 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47547

AB 2/27/06

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 Hamel Road P.O. Box 275
(No. and Street)

Medina MN 55340-0275
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

952-475-0633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Copeland Buhl & Company P.L.L.P.
(Name – if individual, state last, first, middle name)

800 East Wayzata Blvd. Wayzata MN 55391-1766
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 1 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS F. OTTEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Securities, Inc., as of 12/31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of MN County of Hennepin
Subscribed and sworn before me on [illegible] (Date)
(Notary Signature)

Notary Public

Signature

President
Title

ADRIENNE JOELLE SLOAN
Notary Public - Minnesota
My Commission Expires Jan. 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Certified Public Accountants

NORTHERN SECURITIES, INC.

December 31, 2005 and 2004

CONTENTS

COPELAND BUHL & CO

Report of Independent Certified Public Accountants

Board of Directors and Stockholder
Northern Securities, Inc.
Medina, Minnesota

We have audited the accompanying statements of financial condition of Northern Securities, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Copeland Buhl & Company PLLP

COPELAND BUHL & COMPANY P.L.L.P.

January 24, 2006

COPELAND BUHL & COMPANY P.L.L.P.
Certified Public Accountants
800 East Wayzata Boulevard
Wayzata, Minnesota 55391-1766

www.copelandbuhl.com
Telephone: 952.476.7100
Fax: 952.476.7123
Toll free: 877.476.7100

NORTHERN SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31

ASSETS	2005	2004
Current Assets:		
Cash and equivalents	$ 11,414	$ 12,129
Concessions receivable	2,431	3,486
Total Current Assets	13,845	15,615
Office Equipment, at Cost	11,928	11,928
Less: accumulated depreciation	11,928	11,314
Net Office Equipment		614
TOTAL ASSETS	$ 13,845	$ 16,229

LIABILITIES AND STOCKHOLDER'S EQUITY	2005	2004
Current Liabilities:		
Commissions payable		$ 2,745
Stockholder's Equity:		
Common stock - no par value; 100 shares authorized, issued and outstanding	$ 1,000	1,000
Paid in capital	17,983	17,983
Accumulated deficit	(5,138)	(5,499)
Total Stockholder's Equity	13,845	13,484
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,845	$ 16,229

See notes to financial statements.

NORTHERN SECURITIES, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31

		2005		2004
Revenues	$	31,684	$	36,134
Operating Expenses:				
Officer salary		1,700		9,350
Payroll taxes		186		1,242
Employee benefits		5,058		3,184
Auto lease		5,211		6,300
Telephone		3,472		4,404
Advertising		3,028		467
Auto expenses		2,889		3,529
Professional services		2,259		2,158
Office expense		2,149		1,457
Regulatory fees		1,330		
Meals and entertainment		1,147		1,256
Supplies		1,067		985
Depreciation		614		783
Bonding fees		369		369
Dues and subscriptions		319		299
Postage		200		214
Miscellaneous expense		325		952
Total Operating Expenses		31,323		36,949
Net Income (Loss)	$	361	$	(815)

See notes to financial statements.

STATEMENT OF STOCKHOLDER'S EQUITY
TWO YEARS ENDED DECEMBER 31, 2005

	Common Stock	Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2004	$ 1,000	$ 17,983	$ (4,684)	$ 14,299
Net Loss for the Year Ended December 31, 2004			(815)	(815)
Balance, December 31, 2004	1,000	17,983	(5,499)	13,484
Net Income for the Year Ended December 31, 2005			361	361
Balance, December 31, 2005	$ 1,000	$ 17,983	$ (5,138)	$ 13,845

See notes to financial statements.

NORTHERN SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

		2005		2004
Cash Flows from Operating Activities:				
Net income (loss)	$	361	$	(815)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation		614		783
Decrease in concessions receivable		1,055		4,221
(Decrease) in commissions payable		(2,745)		(3,205)
Net Cash Provided by (Used in) Operating Activities and Net Increase (Decrease) in Cash and Equivalents		(715)		984
Cash and Equivalents - Beginning of Year		12,129		11,145
Cash and Equivalents - End of Year	$	11,414	$	12,129

See notes to financial statements.

Note A: Significant Accounting Policies

Nature of Operations

The Company is a broker and dealer of securities. Its principal market is the Minneapolis/St. Paul metropolitan area.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Office Equipment

Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. For financial reporting purposes, the straight-line method of depreciation is followed. For tax reporting purposes, accelerated methods of depreciation are followed for all assets.

Expenditures for maintenance and repairs are charged to operations when the expense is incurred. Expenditures determined to represent additions and betterments are capitalized.

Income Taxes

The Company provides for income taxes based on income reported for financial reporting purposes. Certain charges to earnings differ as to timing from those deducted for tax purposes; these relate primarily to accumulated depreciation. The tax effects of these differences are recorded as deferred income taxes.

Note B: Income Taxes

At December 31, 2005, the Company's provision for income taxes and the deferred tax asset and liability balances were zero.

Cash payments for income taxes during the years ended December 31, 2005 and 2004 were zero.

Note C: Pension Plan

The Company sponsors a money purchase and profit sharing plan covering all employees. Company contributions are voluntary and at the discretion of the Board of Directors. The Company made no contributions to the plan in 2005 and 2004.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL
DECEMBER 31

		2005		2004
Net Capital:				
Total Stockholder's Equity	$	13,845	$	13,484
Less:				
Haircuts on securities, $10,572 x 2% and $10,500 x 2%, respectively		(211)		(210)
Net office equipment				(614)
Net Capital	$	13,634	$	12,660
Aggregate Indebtedness			$	2,745
Ratio: Aggregate indebtedness to net capital				.2

No material differences exist from the Company's calculation computation of net capital.

Independent Auditors' Report on Internal Control

Board of Directors and Stockholder
Northern Securities, Inc.
Medina, Minnesota

In connection with our audit of the statement of financial condition of Northern Securities, Inc. as of December 31, 2005, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, we reviewed certain internal control structure matters for reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to out attention and relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the Organization's ability to record, process, summarize and report financial data consistent with assertions of management in the financial statements.

We did not identify any reportable conditions or any other matters during our audit.

In accordance with professional standards, our consideration of the internal control structure was solely for the purpose of determining our audit procedures for the purpose of our report on the financial statements and not to provide assurance on the internal control structure and would not necessarily disclose all matters that might be reportable conditions. In addition, because of inherent limitations in any internal control structure, errors or irregularities may occur and not be detected by such control structure.

This report is intended solely for the information and use of the Board of Directors, stockholder, management, and others within the organization.

Copeland Buhl & Company PLLP

COPELAND BUHL & COMPANY P.L.L.P.

January 24, 2006